UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date May 28, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

May 28, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE APPOINTMENT OF THE CHIEF FINANCIAL OFFICER

Bancolombia S.A. (Bancolombia) announces that the Board of Directors, in a meeting held today, appointed Mauricio Botero Wolff as Chief Financial Officer of Bancolombia, who will take office as of August 1st, 2024, replacing José Humberto Acosta, who will be retiring.

The Board expressed to José Humberto its gratitude and recognition for his 33 years with Bancolombia, where he led the strategy to ensure the financial strength for the growth of Grupo Bancolombia.

With more than 20 years with Grupo Bancolombia, Mauricio Botero Wolff currently holds the position of Vice President of Services for Clients and Employees. He has been Manager of Investments Relationship, Manager of Integration of Acquisitions, and Director of Planning and Projects.

Mauricio is a Business Engineer from EIA University, with a degree in [Economics?] from Los Andes University. He received his MBA in Strategy and Finance as a Fullbright Scholar from Emory University.

Finally, the Board appointed Juan Camilo Zuluaga, who currently holds the position of Director of Organization and Debt Collection, as Vice President of Services for Clients and Employees, replacing Mauricio Botero Wolff.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950